RECONCILIATION TO US GAAP

REPORT OF INDEPENDENT AUDITORS

To the Directors of

Dundee Corporation

In our report to the shareholders of Dundee Corporation dated March 30, 2006, we reported on the consolidated balance sheets of Dundee Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, as included in this Form 40-F/A.  In connection with our audit of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as set forth in the Form 40-F/A.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, the aforementioned supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Toronto, Canada

Chartered Accountants

April 6, 2006

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

CONSOLIDATED DUNDEE CORPORATION

For the years ended December 31, 2005 and 2004

(tabular amounts in thousands of Canadian dollars, except per share amounts)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Dundee Corporation (“Dundee” or the “Company”) is a holding company dedicated to wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 63% owned subsidiary, Dundee Wealth Management Inc. and through its wholly owned subsidiary, Dundee Wealth Bank.  Dundee also provides wealth management services internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to individuals, financial advisors, institutions, corporations and foundations.  Real estate operations are carried out through the Company’s 86% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the United States.  Real estate operations also include a 31% interest in Dundee Real Estate Investment Trust, a Canadian real estate investment trust.  Resource activities are carried out through Dundee Resources Ltd., a wholly owned subsidiary.  Dundee also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.  The Company trades on The Toronto Stock Exchange.

The Company’s 2005 and 2004 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  Canadian GAAP in respect of the consolidated statements of cash flows complies with US GAAP requirements.

SHAREHOLDERS’ AGREEMENT

The Company and certain of its subsidiaries have entered into a shareholders’ agreement with the non-controlling shareholder of DWM Inc. (“DWM”), an indirectly held subsidiary.  The terms of the shareholders’ agreement, which are detailed in note 12 to the audited annual consolidated financial statements as at and for the years ended December 31, 2005 and 2004, permit the non-controlling shareholder to require the Company and certain of its subsidiaries to acquire its shares in DWM at fair market value to be determined through an independent valuation process, subject to certain conditions identified in the shareholders’ agreement.  The right is exercisable by the non-controlling shareholder at any time from October 2005 to September 2009.  Prior to October 2005, the right was exercisable by the non-controlling shareholder only under specific conditions, all of which were within the control of the Company and its controlling shareholder.  As an alternative to purchasing the shares, the Company may elect to institute a sale process for DWM.

Pursuant to Canadian GAAP, the non-controlling shareholder’s proportionate claim to equity in DWM is recorded at the book value of the underlying assets and liabilities, with additional disclosure as to the terms of the shareholders’ agreement in the notes to the financial statements.

Under US GAAP, the non-controlling interest would continue to be classified as non-controlling interest separately from liabilities and equity, but would be re-measured at each balance sheet date based on the estimated fair value of the non-controlling interest.  All changes resulting from re-measurement would be recorded as an adjustment to share capital and would not impact net earnings, other comprehensive income or earnings per share.

As there is no public market for shares of DWM, the Company has estimated fair value using the trading price of the shares of DWM’s parent, Dundee Wealth Management Inc.  The Company has determined that the fair value of the non-controlling interest as at December 31, 2005 was $189,735,000 (2004 - $169,580,000).  For comparative purposes, the Company has restated the prior year balances to be consistent with the presentation adopted in 2005.

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

CORPORATE INVESTMENTS

During 2004, the Company increased its ownership percentage in Dundee Precious Metals Inc. (“DPM”) resulting in the Company having significant influence over this investment.  Accordingly, the Company prospectively changed its basis of accounting for this investment from the cost method to the equity method as required under Canadian GAAP.  Under US GAAP, when such a change occurs, the change to the equity method of accounting is applied retroactively as if the Company had always accounted for its investment following the equity method.

The Company’s corporate investments, detailed in note 4 to the audited consolidated financial statements as at and for the years ended December 31, 2005 and 2004, include both equity accounted investments and investments carried at cost.  Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations.

The Company has determined that, as of December 31, 2005, it holds securities accounted for on a cost basis with a carrying value of approximately CDN$134,687,000 (2004 - CDN$107,449,000) and a fair value of approximately CDN$172,342,000 (2004 - CDN$143,694,000), that meet the available for sale criteria.  Accordingly, to comply with US GAAP, the Company would separately present the fair value of its available for sale securities on its consolidated balance sheets and record the unrealized gains or temporary losses, net of tax, in comprehensive income.

STOCK BASED COMPENSATION

Under US GAAP, the Company follows the principles of Accounting Principles Board (“APB”) No. 25, as amended by SFAS No. 123, for purposes of measuring stock based compensation following the intrinsic method.  Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have to be reflected over the vesting periods of these awards.  As awards are granted with an exercise price equal to market value and as a result of a prior amendment to the share incentive plan eliminating a cash settlement feature, no compensation expense is recognized under US GAAP.

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation” which, similar to SFAS No. 123, requires the disclosure of stock based compensation plans at fair value for stock compensation arrangements awarded during the year ended December 31, 2002 and requires the recognition of the fair value of stock options granted on or after January 1, 2003.

ASSET RETIREMENT OBLIGATIONS

SFAS No. 143, “Accounting for Asset Retirement Obligations,” establishes standards for the recognition, measurement and disclosure of asset retirement obligations and related asset retirement costs.  These obligations are initially measured at fair value, which is the discounted future value of the liability.  This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life.  The liability accretes until the Company expects to settle the retirement obligation.

On January 1, 2004, the Company prospectively adopted the requirements of CICA Section 3110 “Asset Retirement Obligations.”  These requirements are consistent with the requirements of SFAS No. 143.  Under Canadian GAAP, prior to January 1, 2004, these costs were generally estimated and provided for by a unit-of-production method and are included in depletion and depreciation expense.  Actual costs were charged to the accumulated provision when incurred.

DEPRECIATION OF REAL ESTATE ASSETS

Pursuant to changes in Canadian GAAP effective January 1, 2004, the Company prospectively adopted the straight-line method of depreciation for revenue properties.  Prior to January 1, 2004, the Company followed the sinking fund method of depreciating certain assets.  Under US GAAP, amortization using the sinking fund method is not permitted.

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

REVENUE RECOGNITION FOR REAL ESTATE REVENUE PROPERTIES

Pursuant to changes in Canadian GAAP effective January 1, 2004, the Company prospectively adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of the lease are recognized into earnings over the lease term.  Prior to January 1, 2004, the Company followed the recognition of revenues from real estate leases that included contractual increases in basic rents on a straight-line basis only where such increases exceeded expected increases in the Canadian Consumer Price Index.  Under US GAAP, the total amount of revenue from these real estate leases must be accounted for on a straight-line basis over the term of the respective lease.

COSTS INCURRED TO SELL REAL ESTATE PROJECTS

Canadian GAAP permits the capitalization of certain selling costs relating to housing and condominium projects, with such amounts being subsequently expensed when revenue is recognized on the sale of a project.  Pursuant to US GAAP, these costs are capitalized only if there is reasonable assurance that these costs will be recovered and that they have been incurred for tangible assets to be used throughout the selling period to assist in the sale of the project or for costs of services to obtain regulatory approval of such sales.

PRE-OPERATING EXPENDITURES

Under Canadian GAAP, the Company has deferred pre-operating expenditures incurred in respect of the development of a new business.  These expenditures are amortized to income over five years.  Under US GAAP, such expenditures must be expensed as incurred.

STATEMENT OF COMPREHENSIVE INCOME

SFAS No. 130 requires companies to report comprehensive income as a measure of overall performance.  Comprehensive income includes net earnings and all other changes in equity including accumulated unrealized net gains on corporate investments and the cumulative translation account, but excludes shareholders’ contributions or any distributions to shareholders.

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP THAT AFFECT EQUITY ACCOUNTED INVESTEES

The following describes other differences between Canadian and US GAAP which, during the reporting period, directly affect the Company’s carrying value in its equity accounted investees and its share of income from these investments.

•

Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the Company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.  The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares be recorded at the transferor’s historical cost.

•

Effective January 1, 2004, the Company prospectively implemented the requirements of CICA Section 3063, “Impairment of Long-lived Assets,” which requires the measurement of an impairment loss equal to the amount by which an asset’s carrying value exceeds its fair value, determined using discounted cash flows from the underlying properties.  Prior to January 1, 2004, future cash flows from properties were not discounted when determining the amount of any impairment.  Under US GAAP requirements, these future cash flows must be discounted.

•

Under Canadian GAAP, certain exploration expenditures are deferred.  When properties are brought into commercial production, the deferred costs are amortized.  Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US GAAP ON

THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations of the Company as at and for the years ended December 31, 2005 and 2004:

CONSOLIDATED BALANCE SHEET DIFFERENCES	2005	2004
Decrease in investment portfolio pursuant to SFAS No. 115 and pursuant to differences
between Canadian and US GAAP adopted by Equity Accounted Investees	$ (144,766)	$(120,447)
Increase in available for sale securities pursuant to SFAS No. 115	172,342	143,694
Decrease in capital and other assets	(5,535)	(4,276)
Decrease in amounts payable	(418)	-
Increase in associated future income tax liabilities	9,299	5,981
Increase in non controlling interest	62,880	65,694
Decrease in share capital	(66,445)	(67,057)
Decrease in contributed surplus pursuant to APB No. 25	(1,775)	(683)
Decrease in retained earnings	(10,761)	(12,703)
Increase in foreign currency translation adjustment	2,702	2,067
Increase in accumulated comprehensive income	26,559	25,672

As at December 31, 2005, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been CDN$677,319,000 (2004 - CDN$605,306,000).

The following summarizes the consolidated statements of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN EARNINGS	2005	2004
Net earnings under Canadian GAAP	$ 76,351	$65,833
Adjustments for US GAAP
Realization of gains on sales of available for sale securities pursuant to SFAS No. 115	1,154	9,355
Adjustment to stock based compensation pursuant to APB No. 25	4,532	2,718
Adjustment for pre-operating expenditures	38	(535)
Adjustment to real estate operating costs	(693)	-
Adjustment to share of earnings from equity accounted investees	(3,282)	5,992
Effect of non controlling interest in earnings	(1,238)	(672)
Associated future income taxes	1,431	(4,791)
Net earnings under US GAAP	$ 78,293	$77,900

The effect of the above changes to the calculation of earnings per share is detailed below.

Earnings per share	Canadian GAAP		US GAAP
	2005	2004	2005	2004
Basic	$3.04	$2.61	$3.12	$3.09
Dilutive	$2.89	$2.49	$2.95	$2.95

DUNDEE CORPORATION

RECONCILIATION TO US GAAP

US GAAP requires a statement of comprehensive income as follows:

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	2005	2004
Net earnings under US GAAP	$78,293	$77,900
Changes in unrealized gains and temporary unrealized losses on
available for sale securities, net of tax	(2,439)	(38,217)
Changes in unrealized gains and temporary unrealized losses on
equity accounted investments, net of tax	4,942	(7,348)
Changes in foreign currency translation adjustment and other of
equity accounted investees, net of tax	(981)	(710)
Changes in foreign currency translation adjustment	(635)	(815)
	$79,180	$30,810

DUNDEE CORPORATION